CONFIDENTIAL

September 26, 2013

VIA HAND AND BY EDGAR

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: SHFL entertainment, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed August 23, 2013

File No. 000-20820 (the “Preliminary Proxy Statement”)

Dear Mr. Ingram:

Following up on the conversations between Kamyar Daneshvar and Howard Ellin, of Skadden, Arps, Slate, Meagher & Flom LLP, and as a supplement to the response letter delivered to the SEC on September 23, 2013 (the “Response Letter”), we hereby acknowledge to the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jay Ingram

Securities and Exchange Commission

September 26, 2013

Please contact the undersigned at 702-492-8880 should you require further information or have any questions.

Very truly yours,

/s/ Katie S. Lever

Katie S. Lever

cc:	Kamyar Daneshvar, Staff Attorney, Securities and Exchange Commission
Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP
Richard C. Witzel, Jr., Skadden, Arps, Slate, Meagher & Flom LLP
Kyle T. Seifried, Skadden, Arps, Slate, Meagher & Flom LLP

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